                                                                    Exhibit 12.1

Earnings to Fixed Charges (In Millions)
                                             1996      1997      1998      1999      2000
Income before Taxes                          (10.2)     (3.2)    11.1      32.4     (53.8)
Interest Expense (a)                          11.6      17.0     37.5      44.0      68.5
1/3 Rental Expense (b)                         0.8       1.0      1.9       2.2       2.2

Fixed Charges (a+b)                           12.4      18.0     39.4      46.2      70.8

Earnings                                       2.2      14.8     50.5      78.6      17.0

Ratio                                          0.2       0.8      1.3       1.7      0.24
